SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

                            TELEBRASILIA CELULAR S/A
                             A PUBLICLY-HELD COMPANY
                            CNPJ 02.320.032/0001- 08
                               NIRE 533.0000560.5


                MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

1. DATE, TIME AND LOCATION: January 31, 2002, at 9:30 AM, at the headquarters of the Company, located at SCS QUADRA 2, BLOCO C, N 226, ED. TELEBRASILIA CELULAR, 1 ANDAR. 2. CALL FOR ATTENDANCE: the call for attendance was published by DIARIO OFICIAL DO DISTRITO FEDERAL on Jan. 17 (page 51), Jan. 18 (page 64) and Jan. 21 (page 296), by GAZETA MERCANTIL CENTRO OESTE on Jan. 16 (page 6), Jan. 17 (page
3) and Jan. 18 (page 5) and by GAZETA MERCANTIL RIO DE JANEIRO and ESPIRITO SANTO STATE EDITIONS on Jan. 16 (page 6), Jan. 17 (page 3) and Jan. 18 (page 4).
3. ATTENDEES: Shareholders representing more than two thirds of the Company's capital stock. The presence of Mr. AUREO MONTEIRO DE MORAES, representative of the Company's Internal Audit Committee, and of representatives of ERNST & YOUNG AUDITORES INDEPENDENTES S/C were also registered. 4. THE TABLE: CARLOS JOSE SANTOS DA SILVA, President of the Table and Mr. ARTHUR ANTONIO MAGALHAES FONSECA, Secretary. 5. ORDER OF THE DAY: All shareholders were invited to the Company's General Extraordinary Meeting held at 9:30 AM of January 31, 2002, at the Company's headquarters located in Brasilia, the Federal District of Brazil, at SCS QD. 2, BLOCO C, ACESSO 226, 7 ANDAR, in order to decide on the following order of the day: 1. APPROVING THE PROTOCOL FOR INCORPORATION OF THE COMPANY BY TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. ("TCO" AND "INCORPORATION"); 2. APPROVING THE JUSTIFICATION OF INCORPORATION; 3. APPROVING AND RATIFYING THE CONTRACTING OF DELOITTE & TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C TO PREPARE THE REPORT ON THE VALUATION OF THE SUBSTITUTION RATIO FOR THE INCORPORATION; 4. APPROVING AND RATIFYING THE CONTRACTING OF SETAPE - SERVICOS TECNICOS DE AVALIACOES DO PATRIMONIO E ENGENHARIA S/C LTDA. FOR VALUATING THE COMPANY'S AND TCO'S PERMANENT ASSETS AT MARKET VALUE, IN ORDER TO SUPPORT THE PREPARATION OF THE REPORT ON THE VALUATION OF THE SUBSTITUTION RATIO; 5. APPROVING AND RATIFYING THE CONTRACTING OF ERNST & YOUNG AUDITORES INDEPENDENTES S/C TO PREPARE THE REPORT ON THE VALUATION OF THE COMPANY'S NET EQUITY BASED ON ITS ACCOUNTING VALUE; AND 6. APPROVING THE INCORPORATION OF THE COMPANY BY TCO, SUBJECT TO THE APPROVAL OF THE REPORT ON THE VALUATION OF THE COMPANY'S NET EQUITY. 6. DELIBERATIONS: Prior to voting the subject matters the President of the Table informed that due to the lack of quorum for installation of the Incorporating Company's shareholders assembly (Tele Centro Oeste Celular Participacoes S.A.), the controlling shareholder (Tele Centro Oeste Celular

Participacoes S.A.) suggested that the meeting not be held given that the incorporating operation can only be concluded in the presence of both the incorporated company and the incorporating company. In addition, they proposed that the subject matters which were the object of the order of the day be voted only after approval of the incorporation by the Brazilian Telecommunications Agency - ANATEL (AGENCIA NACIONAL DE TELECOMUNICACOES). Finally, the president of the Table also informed that the report on the valuation of the Company's net equity and the report providing for the substitution ratio will be delivered to the Companies on this date and left at the shareholders' disposal. With no further issues to address, the present minutes were drawn, considered appropriate and read and signed by all attending. Brasilia-DF, January 31, 2002. I certify that the present document is a true copy of its original, drawn in the appropriate minutes book.


CARLOS JOSE SANTOS DA SILVA         ARTHUR A. MAGALHAES FONSECA
  President of the Table                     Secretary


                                  SHAREHOLDERS

                  Tele Centro Oeste Celular Participacoes S.A.
                        p.p. Carlos Jose Santos da Silva
                                 Representative

                  The Latin American Small Capitalization Fund
                        p.p. Ricardo Jose Martins Gimenez
                                 Representative

                            Winston Costa e Oliveira
                                   Shareholder

                                   Nei Singer
                                   Shareholder

                            Paulo Ribeiro de Mendonca
                                   Shareholder

                                [GRAPHIC OMITTED]
                        [TELE CENTRO OESTE CELULAR LOGO]

TELE CENTRO OESTE CELULAR                              TELEBRASILIA CELULAR S/A
    PARTICIPACOES S/A                                 CNPJ/MF 02.320.032/0001-08
CNPJ/MF 02.558.132/0001-69                             A Publicly-Held Company
 A Publicly-Held Company



                                  RELEVANT FACT


The administrations of Tele Centro Oeste Celular Participacoes S.A. ("TCO") and of Telebrasilia Celular S/A ("TBS" and jointly with TCO, the "Companies"), in the form and for the purposes provided by CVM Instruction number 31/84, herein inform that:

(a) The report on the substitution ratio for the incorporation of TBS by TCO prepared by DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES for the purpose of accurately defining the substitution ratio, as well as the report produced by SETAPE - SERVICOS TECNICOS DE AVALIACOES DO PATRIMONIO E ENGENHARIA S/C LTDA. on the valuation at market value of TCO's and TBS's permanent assets, for the purpose of subsidizing the preparation of the report on the substitution ratio for the incorporation, and the report on the valuation of TBS's net equity at its accounting value have all been concluded and will be disclosed to the shareholders as of the present date at the headquarters of the Companies (TCO and TBS) and on TCO's website (www.tco.com.br). These reports will also be sent to the Securities and Exchange Commission (SEC), the equivalent to the Brazilian COMISSAO DE VALORES MOBILIARIOS (CVM) and the Sao Paulo Stock Exchange.

(b) The report on the valuation of the substitution ratio prepared by DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES revealed a substitution ratio above the one estimated by the Companies, to the benefit of TBS's shareholders. The definitive ratio is 62.311958619 shares issued by TCO for each cancelled TBS share.

(c) The Companies' shareholders meetings were not held on this date due to the lack of quorum for installation of TCO's shareholders' meeting. Although the Protocol for Incorporation and the Justification of Incorporation had provided for a shareholders' meeting to be held at a second call on February 8, 2002, the Companies decided to set the date for a new shareholders' meeting only after the incorporation has been approved by the Brazilian National Telecommunications Agency - ANATEL [AGENCIA NACIONAL DE TELECOMUNICACOES], for definitive approval of the Incorporation, given that the valuation reports have been concluded.

                           Brasilia, January 31, 2002.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                            TELEBRASILIA CELULAR S/A


                          Mario Cesar Pereira de Araujo
                    President and head of Investor Relations

              FIRST AMENDMENT OF THE PROTOCOL FOR INCORPORATION OF
             TELEBRASILIA CELULAR S.A. BY TELE CENTRO OESTE CELULAR
                               PARTICIPACOES S.A.

--------------------------------------------------------------------------------
Using the present private instrument, the parties, namely:

as the incorporating company,

(A) TELE CENTRO OESTE CELULAR PARTICIPACOES S.A., a publicly-held company with headquarters in Brasilia, the Federal District of Brazil, at SCS QD. 2, BLOCO C, ACESSO 226, 7 ANDAR, registered with the Brazilian National Tax Roll [CNPJ/MF] under numbeR 02558132/0001-69, for the purposes stated herein represented in the terms of its corporate bylaws by its directors, signed below, (the "Incorporating Company"), as the incorporated company,

(B) TELEBRASILIA CELULAR S.A., a publicly-held company with headquarters in Brasilia, the Federal District of Brazil, at SCS Qd. 2, Bloco C, Acesso 226, 7 andar, registered with the Brazilian National Tax Roll [CNPJ/MF] under number 02320032/0001-08, for thE purposes stated herein represented in the terms of its corporate bylaws by its directors, signed below, (the "Incorporated Company") and, as the Incorporating Company's final controller,

(C) BID S.A., a publicly-held company with headquarters in Sorocaba, in the Sao Paulo state, at AV. BRASIL, 331, SALA 3, registered with the Brazilian National Tax Roll [CNPJ/MF] under number 02573260/0001-81, for the purposes stated herein represented in the terms of its corporate bylaws by its director, signed below, (the "Final Controlling Company");

                                CONSIDERING THAT

      (A) on the 15th day of January, 2002, the Protocol was celebrated between the Incorporated Company and the Incorporating Company, establishing the terms and conditions of the Incorporation;

      (B) there was no quorum for installation of the Incorporating Company's shareholders' meeting to take place on this date;

      (C) the Incorporated  Company's  shareholders' meeting in assembly decided
that   the   Incorporation's   shareholders'   meetings   were  to  take   place
simultaneously;

      (D) the Incorporation has not yet been approved by ANATEL;


DECIDE to celebrate the present Amendment of the Protocol for Incorporation of Telebrasilia Celular S.A. by Tele Centro Oeste Celular Participacoes S.A. ("First Amendment"), under the following terms and conditions:

I     DEFINITIONS

The terms starting with capital letters and not defined in this First Amendment will have the meaning defined in the Protocol.

II    SHAREHOLDERS' MEETING

The date to hold the shareholders' meetings will be defined after approval of the Incorporation by ANATEL. The Calls for Attendance will be published immediately after such approval.

III   GENERAL DISPOSITION

      (A) The terms and conditions of the Protocol that are not altered by this First Amendment will remain in effect.

      (B) The administrative region and the jurisdiction of Brasilia, Distrito Federal, has been selected to clarify all the matters resulting from the present Protocol. Any other jurisdiction shall be resigned in spite of any privileges it may represent.

                                     ******

[ROLL OF SIGNATURES OF THE FIRST AMENDMENT TO THE PROTOCOL FOR INCORPORATION OF TELEBRASILIA CELULAR S.A. BY TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. DATED JANUARY 31, 2002]

The parties agree, celebrate and sign this PROTOCOL drawn in 3 (three) copies of equal and legal value and form for one single effect, together with the two witnesses identified below.


                                    Brasilia, January 31, 2002.

                                    TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.


                                    --------------------------------------------
                                         Name: Mario Cesar Pereira de Araujo
                                         Position: President and Head of
                                                   Investor Relations


                                    --------------------------------------------
                                         Name: Sergio Assenco Tavares dos Santos
                                         Position: Superintendent Director


                                    TELEBRASILIA CELULAR S.A.


                                    --------------------------------------------
                                         Name: Mario Cesar Pereira de Araujo
                                         Position: President and Head of
                                                   Investor Relations


                                    --------------------------------------------
                                         Name: Sergio Assenco Tavares dos Santos
                                         Position: Superintendent Director


                                    BID S.A.


                                    --------------------------------------------
                                         Name: Antonio Roberto Beldi
                                         Position: Managing Director

[ROLL OF SIGNATURES OF THE FIRST AMENDMENT TO THE PROTOCOL FOR INCORPORATION OF TELEBRASILIA CELULAR S.A. BY TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. DATED JANUARY 31, 2002, CONTINUED]

WITNESSES:


----------------------------------
Name:
GENERAL TAXPAYERS REGISTRY:


----------------------------------
Name:
GENERAL TAXPAYERS REGISTRY:

                            TELEBRASILIA CELULAR S.A.
                           C.N.P.J. 02.320.032/0001-08

                        CORPORATE EQUITY VALUATION REPORT

ERNST & YOUNG AUDITORES INDEPENDENTES S.C., with headquarters in Sao Paulo - SP at AVENIDA PRESIDENTE JUSCELINO KUBITSCHEK N(DEGREE) 1830, registered with the General Tax Roll [CNPJ] under number 61366936/0001-25 and registered with the Regional Accounting Council [CRC-SP] under number 2SP015199/O-6, appointed by Company TELEBRASILIA CELULAR S.A. as specialist to perform the valuation of the Company's corporate equity for future calculation of the ratios to be used for the substitution of shares that will result from the process of incorporation by TELE CENTRO OESTE CELULAR PARTICIPACOES S.A., herein demonstrates the result of its work in the present Valuation Report, which consists in three pages and attachment, issued in six original copies.

I.    OBJECTIVE OF THE VALUATION

      To present the Company's equity at market price for purposes of strict observance of all dispositions applicable to the calculation of ratios for the substitution of shares, provided by article 264 of Law number 6404 of December 15, 1976, as amended by Law number 9457 of May 5, 1997.

II.   CRITERIA ADOPTED FOR THE VALUATION

II.1. ACCOUNTING VALUATION

      Considering that the primary basis for presenting the net corporate equity value demonstrated herein is represented by the Company's assets and liabilities at December 31, 2001, we inform that the valuation was conducted in accordance with the criteria defined by article 183 of Law number 6404 of December 15, 1976 and CVM instruction number 319 of December 3, 1999.


II.2. ASSETS SUBJECT TO VALUATION AT MARKET PRICE

PROPERTY, PLANT & EQUIPMENT

      The Company's fixed assets were valued at market price at December 31, 2001, founded on a Valuation Report issued December 31, 2001 by SETAPE - SERVICOS TECNICOS DE AVALIACAO DO PATRIMONIO E ENGENHARIA S.C. LTDA. a private company registered with the Regional Engineering and Architecture Council [CREA] under number 18329. The aforementioned assets are listed and detailed in the Valuation Report issued by the above-mentioned company.

INVESTMENTS

      Investments were valued at market price proportionally to the percentage of investment in each of the controlled companies, in which the revaluation of the fixed assets at market price was founded on the Valuation Report issued December 31, 2001 by SETAPE - SERVICOS TECNICOS DE AVALIACAO DO PATRIMONIO E ENGENHARIA S.C. LTDA. (CREA number 18329). The aforementioned assets are listed and detailed in the Valuation Report issued by the above-mentioned company.


II.3. PREMIUM RESERVE


      For purposes of substitution, the premium reserve in the value of R$ 25,436,313.23 (twenty-five million, four hundred and thirty-six thousand, three hundred and thirteen Brazilian Reais and twenty-three cents) was not regarded as part of the net equity at December 31, 2001.

II.4. REMAINING GOODS, RIGHTS AND OBLIGATIONS NOT SUBJECT TO VALUATION AT MARKET PRICE

      Due to their own nature, these items are determined by their respective realization values and were valued based on their accounting value, following the accounting practices derived from the Brazilian Corporate Law.


III.  CONCLUSION

      Considering that the account balances included in the corporate equity at December 31, 2001, as mentioned under item II.1 of the present report, whose Net Corporate Equity amounts to R$ 345,069,543.02 (three hundred and forty-five million, sixty-nine thousand, five hundred and forty-three Brazilian Reais and two cents), adjusted by the market value of the Fixed Assets and Investments, as mentioned under item II.2 of this report, the conclusion is that the market value of the above-mentioned Net Corporate Equity of TELEBRASILIA CELULAR S.A., minus the premium reserve described under item II.3 of this report, totals R$ 336,249,194.87 (three hundred and thirty-six million, two hundred and forty-nine thousand, one hundred and ninety-four Brazilian Reais and eighty-seven cents), as presented in the statements attached.

      The market value of the Fixed Assets and  Investments,  as mentioned under item II.2 of this report, was not in the scope of the present valuation on the part of ERNST & YOUNG AUDITORES INDEPENDENTES S.C.; therefore, we are not expressing our opinion on the market value of these Fixed Assets and Investments. We simply compiled the amounts described in the valuation report issued by SETAPE - SERVICOS TECNICOS DE AVALIACAO DO PATRIMONIO E ENGENHARIA S.C. LTDA..

      The specialist conducting the valuation publicly states having no direct or indirect interest in the Company or yet in the operation object of the present report.

      In addition, the specialist in question declares having encountered no type of restraint on the part of the controllers or of the administrators of the Companies involved, regarding the completion of the work herein presented.



                           Brasilia, January 28, 2002



                                [GRAPHIC OMITTED]
                              [ERNST & YOUNG LOGO]
                          Auditores Independentes S.C.
                                CRC-2SP015199/O-6



                               Luiz Carlos Nannini
                             CRC 1SP171638/O-7-S-DF

                                                                                                           ATTACHMENT


                                              TELEBRASILIA CELULAR S.A.
                                             C.N.P.J. 02.320.032/0001-08




       ------------------------------------------- --------------------- --------------------- ---------------------
                                                   ACCOUNTING BALANCES     APPRECIATION OF      BALANCE AND MARKET
                         ASSETS                      AT DEC. 31, 2001      ASSETS VALUED AT         VALUES AT
                                                                             MARKET PRICE         DEC. 31, 2001
       ------------------------------------------- --------------------- --------------------- ---------------------
       ------------------------------------------- --------------------- --------------------- ---------------------
       CURRENT                                           262,373,717.13                     -        262,373,717.13
       ------------------------------------------- --------------------- --------------------- ---------------------
       Cash                                                3,995,327.26                     -          3,995,327.26
       ------------------------------------------- --------------------- --------------------- ---------------------
       Financial investments                             101,054,074.82                     -        101,054,074.82
       ------------------------------------------- --------------------- --------------------- ---------------------
       Securities                                         77,148,864.94                     -         77,148,864.94
       ------------------------------------------- --------------------- --------------------- ---------------------
       Accounts receivable from services                  51,621,628.84                     -         51,621,628.84
       ------------------------------------------- --------------------- --------------------- ---------------------
       Inventories                                         7,067,695.31                     -          7,067,695.31
       ------------------------------------------- --------------------- --------------------- ---------------------
       Deferred and recoverable taxes                     15,446,308.75                     -         15,446,308.75
       ------------------------------------------- --------------------- --------------------- ---------------------
       Other assets                                        6,039,817.21                     -          6,039,817.21
       ------------------------------------------- --------------------- --------------------- ---------------------
       ------------------------------------------- --------------------- --------------------- ---------------------
       LONG-TERM RECEIVABLE                               16,520,377.27                     -         16,520,377.27
       ------------------------------------------- --------------------- --------------------- ---------------------
       Deferred and recoverable taxes                     15,218,283.66                     -         15,218,283.66
       ------------------------------------------- --------------------- --------------------- ---------------------
       Other assets                                        1,302,093.61                     -          1,302,093.61
       ------------------------------------------- --------------------- --------------------- ---------------------
       ------------------------------------------- --------------------- --------------------- ---------------------
       PERMANENT                                         371,018,584.37         16,615,965.08        387,634,549.45
       ------------------------------------------- --------------------- --------------------- ---------------------
       Investments                                       110,302,274.26            331,773.25        110,634,047.51
       ------------------------------------------- --------------------- --------------------- ---------------------
       Property, plant and equipment                     260,716,310.11         16,284,191.83        277,000,501.94
       ------------------------------------------- --------------------- --------------------- ---------------------
       ------------------------------------------- --------------------- --------------------- ---------------------
       TOTAL ASSETS                                      649,912,678.77         16,615,965.08        666,528,643.85
       ------------------------------------------- --------------------- --------------------- ---------------------

                                                                                                            ATTACHMENT


                                               TELEBRASILIA CELULAR S.A.
                                              C.N.P.J. 02.320.032/0001-08




       ------------------------------------------- --------------------- --------------------- ----------------------
                                                   ACCOUNTING BALANCES     APPRECIATION OF          BALANCE AT
                      LIABILITIES                    AT DEC. 31, 2001      ASSETS VALUED AT        DEC. 31, 2001
                                                                             MARKET PRICE
       ------------------------------------------- --------------------- --------------------- ----------------------
       ------------------------------------------- --------------------- --------------------- ----------------------
       CURRENT                                           265,225,193.57                     -         265,225,193.57
       ------------------------------------------- --------------------- --------------------- ----------------------
       Payroll,   loads  and   social   benefits,
       payable                                             1,782,532.53                     -           1,782,532.53
       ------------------------------------------- --------------------- --------------------- ----------------------
       Suppliers                                          31,185,610.04                     -          31,185,610.04
       ------------------------------------------- --------------------- --------------------- ----------------------
       Indirect Taxes                                     22,029,243.15                     -          22,029,243.15
       ------------------------------------------- --------------------- --------------------- ----------------------
       Tax on income                                         487,726.05                     -             487,726.05
       ------------------------------------------- --------------------- --------------------- ----------------------
       Profit sharing                                    134,664,244.47                     -         134,664,244.47
       ------------------------------------------- --------------------- --------------------- ----------------------
       Loans and financing                                65,953,202.38                     -          65,953,202.38
       ------------------------------------------- --------------------- --------------------- ----------------------
       Other obligations                                   9,122,634.95                     -           9,122,634.95
       ------------------------------------------- --------------------- --------------------- ----------------------
       ------------------------------------------- --------------------- --------------------- ----------------------
       LONG-TERM LIABILITIES                              39,617,942.18                     -          39,617,942.18
       ------------------------------------------- --------------------- --------------------- ----------------------
       Contingency provisions                              2,363,749.33                     -           2,363,749.33
       ------------------------------------------- --------------------- --------------------- ----------------------
       Loans and financing                                36,705,766.56                     -          36,705,766.56
       ------------------------------------------- --------------------- --------------------- ----------------------
       Other obligations                                     548,426.29                     -             548,426.29
       ------------------------------------------- --------------------- --------------------- ----------------------
       ------------------------------------------- --------------------- --------------------- ----------------------
       TOTAL LIABILITIES                                 304,843,135.75                     -         304,843,135.75
       ------------------------------------------- --------------------- --------------------- ----------------------

       ------------------------------------------- --------------------- --------------------- ----------------------
       CORPORATE EQUITY VALUE                            345,069,543.02         16,615,965.08         361,685,508.10
       ------------------------------------------- --------------------- --------------------- ----------------------

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                           C.N.P.J. 02.558.132/0001-69



                        CORPORATE EQUITY VALUATION REPORT

ERNST & YOUNG AUDITORES INDEPENDENTES S.C., with headquarters in Sao Paulo - SP at AVENIDA PRESIDENTE JUSCELINO KUBITSCHEK N(DEGREE) 1830, registered with the General Tax Roll [CNPJ] under number 61366936/0001-25 and registered with the Regional Accounting Council [CRC-SP] under number 2SP015199/O-6, appointed by TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. as specialist to perform the valuation of the Company's corporate equity for future calculation of the ratios to be used for the substitution of shares that will result from the process of incorporation of TELEBRASILIA CELULAR S.A., herein demonstrates the result of its work in the present Valuation Report, which consists in three pages and attachment, issued in six original copies.

I.    OBJECTIVE OF THE VALUATION

To present the Company's equity at market price for purposes of strict observance of all dispositions applicable to the calculation of ratios for the substitution of shares provided by article 264 of Law number 6404 of December 15, 1976, as amended by Law number 9457 of May 5, 1997.

II.   CRITERIA ADOPTED FOR THE VALUATION

II.1. ACCOUNTING VALUATION

      Considering that the primary basis for presenting the net corporate equity value demonstrated herein is represented by the Company's assets and liabilities at December 31, 2001, we inform that the valuation was conducted in accordance with the criteria defined by article 183 of Law number 6404 of December 15, 1976 and CVM instruction number 319 of December 3, 1999.

II.2. ASSETS SUBJECT TO VALUATION AT MARKET PRICE

PROPERTY, PLANT & EQUIPMENT

      The Company's fixed assets were valued at market price at December 31, 2001, founded on a Valuation Report issued December 31, 2001 by SETAPE - SERVICOS TECNICOS DE AVALIACAO DO PATRIMONIO E ENGENHARIA S.C. LTDA., a private company registered with the Regional Engineering and Architecture Council [CREA] under number 18329. The aforementioned assets are listed and detailed in the Valuation Report issued by the above-mentioned company.

INVESTMENTS

      Investments were valued at market price proportionally to the percentage of investment in each of the controlled companies, in which the revaluation of the fixed assets at market price was founded on the Valuation Report issued December 31, 2001 by SETAPE - SERVICOS TECNICOS DE AVALIACAO DO PATRIMONIO E ENGENHARIA S.C. LTDA. (CREA number 18329). The aforementioned assets are listed and detailed in the Valuation Report issued by the above-mentioned company.

II.3. PREMIUM RESERVE

      For purposes of substitution, the premium reserve in the value of R$ 87,772,645.98 (eighty-seven million, seven hundred and seventy-seven thousand, six hundred and forty-five Brazilian Reais and ninety-eight cents) was not regarded as part of the net equity at December 31, 2001.

II.4. SHARES IN TREASURY

      The number of shares in Treasury totaled 1,084,078,129, corresponding to R$ 6,826,344.72 (six million, eight hundred and twenty-six thousand, three hundred and forty-four Brazilian Reais and seventy-two cents); of that total, 747,178,129 were common shares and 336,900,000 were preferred shares considered part of the Company' s net equity for purposes of the substitution ratio, and will remain with the Company.

II.5. REMAINING GOODS, RIGHTS AND OBLIGATIONS NOT SUBJECT TO VALUATION AT MARKET PRICE

      Due to their own nature, these items are determined by their respective realization values and were valued based on their accounting value, following the accounting practices derived from the Brazilian Corporate Law.

III.  CONCLUSION

      Considering that the account balances included in the corporate equity at December 31, 2001, as mentioned under item II.1 of the present report, whose Net Corporate Equity amounts to R$ 1,010,174,736.47 (one billion, ten million, one hundred and seventy-four thousand, seven hundred and thirty-six Brazilian Reais and forty-seven cents) adjusted by the market value of the fixed assets and Investments, as mentioned under item II.2 of this report, the conclusion is that the market value of the above-mentioned Net Corporate Equity of TELE CENTRO OESTE CELULAR PARTICIPACOES S.A., minus the premium reserve described under item II.3 of this report, totals R$ 968,439,930.52 (nine hundred and sixty-eight million, four hundred and thirty-nine thousand, nine hundred and thirty Brazilian Reais and fifty-two cents), as presented in the statements attached.

      The market value of the Fixed Assets and  Investments,  as mentioned under item II.2 of this report, was not in the scope of the present valuation on the part of ERNST & YOUNG AUDITORES INDEPENDENTES S.C.; therefore, we are not expressing our opinion on the market value of these Fixed Assets and Investments. We simply compiled the amounts described in the valuation report issued by SETAPE - SERVICOS TECNICOS DE AVALIACAO DO PATRIMONIO E ENGENHARIA S.C. LTDA.

      The specialist conducting the valuation publicly states having no direct or indirect interest in the Company or yet in the operation object of the present report.

      In addition, the specialist in question declares having encountered no type of restraint on the part of the controllers or of the administrators of the Companies involved, regarding the completion of the work herein presented.



      Brasilia, January 28, 2002



                                [GRAPHIC OMITTED]
                              [ERNST & YOUNG LOGO]
                          Auditores Independentes S.C.
                                CRC-2SP015199/O-6



                               Luiz Carlos Nannini
                             CRC 1SP171638/O-7-S-DF

                                                                                                            ATTACHMENT


                                     TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                              C.N.P.J. 02.558.132/0001-69



      ------------------------------------------ ----------------------- -------------------- -----------------------
                                                  ACCOUNTING BALANCES      APPRECIATION OF     BALANCES AND MARKET
                        ASSETS                      AT DEC. 31, 2001      ASSETS VALUED AT          VALUES AT
                                                                            MARKET PRICE          DEC. 31, 2001
      ------------------------------------------ ----------------------- -------------------- -----------------------
      ------------------------------------------ ----------------------- -------------------- -----------------------
      CURRENT                                            213,731,778.99                    -          213,731,778.99
      ------------------------------------------ ----------------------- -------------------- -----------------------
      Cash                                                    11,810.00                    -               11,810.00
      ------------------------------------------ ----------------------- -------------------- -----------------------
      Financial investments                                  365,988.96                    -              365,988.96
      ------------------------------------------ ----------------------- -------------------- -----------------------
      Accounts receivable - controlled
      companies                                            8,056,665.20                    -            8,056,665.20
      ------------------------------------------ ----------------------- -------------------- -----------------------
      Dividends and interest on owned capital,
      receivable                                         141,787,796.67                    -          141,787,796.67
      ------------------------------------------ ----------------------- -------------------- -----------------------
      Deferred and recoverable taxes                      53,416,011.46                    -           53,416,011.46
      ------------------------------------------ ----------------------- -------------------- -----------------------
      Other assets                                        10,093,506.70                    -           10,093,506.70
      ------------------------------------------ ----------------------- -------------------- -----------------------
      ------------------------------------------ ----------------------- -------------------- -----------------------
      LONG-TERM RECEIVABLES                                   10,916.43                    -               10,916.43
      ------------------------------------------ ----------------------- -------------------- -----------------------
      ------------------------------------------ ----------------------- -------------------- -----------------------
      PERMANENT                                        1,080,949,976.05        46,037,840.03        1,126,987,816.08
      ------------------------------------------ ----------------------- -------------------- -----------------------
      Investments                                      1,078,216,495.93        45,389,623.15        1,123,606,119.08
      ------------------------------------------ ----------------------- -------------------- -----------------------
      Property, Plant and Equipment                        2,733,480.12           648,216.88            3,381,697.00
      ------------------------------------------ ----------------------- -------------------- -----------------------
      ------------------------------------------ ----------------------- -------------------- -----------------------
      TOTAL ASSETS                                     1,294,692,671.47        46,037,840.03        1,340,730,511.50
      ------------------------------------------ ----------------------- -------------------- -----------------------

                                                                                                              ATTACHMENT

                                      TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                               C.N.P.J. 02.558.132/0001-69



      ------------------------------------------ ------------------------- -------------------- -----------------------
                                                   ACCOUNTING BALANCES       APPRECIATION OF     BALANCES AND MARKET
                      LIABILITIES                    AT DEC. 31, 2001       ASSETS VALUED AT          VALUES AT
                                                                              MARKET PRICE          DEC. 31, 2001
      ------------------------------------------ ------------------------- -------------------- -----------------------
      ------------------------------------------ ------------------------- -------------------- -----------------------
      CURRENT                                              194,018,644.58                    -          194,018,644.58
      ------------------------------------------ ------------------------- -------------------- -----------------------
      Payroll, loads and social benefits,
      payable                                                1,541,425.62                    -            1,541,425.62
      ------------------------------------------ ------------------------- -------------------- -----------------------
      Suppliers                                              1,692,674.32                    -            1,692,674.32
      ------------------------------------------ ------------------------- -------------------- -----------------------
      Indirect Taxes                                           657,761.86                    -              657,761.86
      ------------------------------------------ ------------------------- -------------------- -----------------------
      Tax on income                                          6,461,362.00                    -            6,461,362.00
      ------------------------------------------ ------------------------- -------------------- -----------------------
      Profit sharing                                        82,643,424.02                    -           82,643,424.02
      ------------------------------------------ ------------------------- -------------------- -----------------------
      Loans and financing                                   91,002,668.36                    -           91,002,668.36
      ------------------------------------------ ------------------------- -------------------- -----------------------
      Other obligations                                     10,019,328.40                    -           10,019,328.40
      ------------------------------------------ ------------------------- -------------------- -----------------------
      ------------------------------------------ ------------------------- -------------------- -----------------------
      LONG-TERM LIABILITIES                                 90,373,607.26                    -           90,373,607.26
      ------------------------------------------ ------------------------- -------------------- -----------------------
      Contingency provisions                                 9,734,546.29                    -            9,734,546.29
      ------------------------------------------ ------------------------- -------------------- -----------------------
      Loans and financing                                   80,639,060.97                    -           80,639,060.97
      ------------------------------------------ ------------------------- -------------------- -----------------------
      ------------------------------------------ ------------------------- -------------------- -----------------------
      Resources for capitalization                             125,683.16                    -              125,683.16
      ------------------------------------------ ------------------------- -------------------- -----------------------
      ------------------------------------------ ------------------------- -------------------- -----------------------
      TOTAL LIABILITIES                                    284,517,935.00                    -          284,517,935.00
      ------------------------------------------ ------------------------- -------------------- -----------------------

      ------------------------------------------ ------------------------- -------------------- -----------------------
      CORPORATE EQUITY VALUE                             1,010,174,736.47        46,037,840.03        1,056,212,576.50
      ------------------------------------------ ------------------------- -------------------- -----------------------

                 VALUATION REPORT FOR PURPOSES OF INCORPORATION

I.    OBJECTIVE

      To establish the net equity value of TELEBRASILIA CELULAR S.A., a publicly-held company with headquarters in Brasilia - the Federal District of Brazil - at SCS - QUADRA 2 - BLOCO C - EDIFICIO TELEBRASILIA CELULAR - ACESSO 226, registered with the General Tax Roll [CNPJ] under number 02320032/0001-08 and whose Articles of Association are filed with the federal District Board of Trade, for purposes of its incorporation by TELE CENTRO OESTE CELULAR PARTICIPACOES S.A., a publicly-held company with headquarters in Brasilia - at SCS - QUADRA 2 - BLOCO C - EDIFICIO
      TELEBRASILIA CELULAR - ACESSO 226, registered with the General Tax Roll [CNPJ] under number 02558132/0001-69 and whose Articles of Association are filed with the Federal District Board of Trade.

II.   DESIGNATION

      Following the deliberation of the Companies' Boards, to be submitted to the respective companies' shareholders assemblies, ERNST & YOUNG AUDITORES INDEPENDENTES S.C. registered with the Regional Accounting Council [CRC-SP] under number 2SP015199/O-6, a limited company established at AVENIDA PRESIDENTE JUSCELINO KUBITSCHEK, 1.830, 6O ANDAR, in the city of Sao Paulo, in the state of Sao Paulo, registered with the General Tax Roll [CNPJ] under number 61366936/0001-25, was appointed as specialist valuer and herein demonstrates the result of its work in the present valuation report, prepared in accordance with Law number 6404/76 and CVM Instruction number 319.

III.  METHODOLOGY

      The valuation was carried out by means of applying the accounting method, that is, based on the values registered in the accounting books, statements, ledger cards and all other appropriate accounting elements kept by TELEBRASILIA CELULAR S.A. considering as base-date December 31, 2001.

IV.   CONCLUSION

      Based on the documentation examined, the specialist signing the present Valuation Report concluded that the net value of the assets and the rights included in the equity of TELEBRASILIA CELULAR S.A. considering the accounting values at December 31, 2001, is R$ 345,069,543.02 (three hundred and forty-five million, sixty-nine thousand, five hundred and forty-three Brazilian Reais and two cents).

      The total equity value of TELEBRASILIA CELULAR S.A. corresponding to the value described above, which should be the object of incorporation on the part of TELE CENTRO OESTE CELULAR PARTICIPACOES S.A., consists in the balance of the accounting groups, attached.

      The specialist conducting the valuation publicly states having no direct or indirect interest in the Company or yet in the operation object of the present report.

      In addition, the specialist in question declares having encountered no type of restraint on the part of the controllers or of the administrators of the Companies involved, regarding the completion of the work herein presented.


                           Brasilia, January 28, 2002

                                [GRAPHIC OMITTED]
                              [ERNST & YOUNG LOGO]
                          Auditores Independentes S.C.
                                CRC 2SP015199/O-6




                               Luiz Carlos Nannini
                        Contador - CRC 1SP171638/O-7-S-DF

       --------------------------------------------------------- -----------------------
                                                                   ACCOUNTING BALANCE
                                ASSETS                              AT DEC. 31, 2001
       --------------------------------------------------------- -----------------------
       --------------------------------------------------------- -----------------------
       CURRENT                                                           262,373,717.13
       --------------------------------------------------------- -----------------------
       Cash                                                                3,995,327.26
       --------------------------------------------------------- -----------------------
       Financial investments                                             101,054,074.82
       --------------------------------------------------------- -----------------------
       Securities                                                         77,148,864.94
       --------------------------------------------------------- -----------------------
       Accounts receivable from services                                  51,621,628.84
       --------------------------------------------------------- -----------------------
       Inventories                                                         7,067,695.31
       --------------------------------------------------------- -----------------------
       Deferred and recoverable taxes                                     15,446,308.75
       --------------------------------------------------------- -----------------------
       Other assets                                                        6,039,817.21
       --------------------------------------------------------- -----------------------
       --------------------------------------------------------- -----------------------
       LONG-TERM RECEIVABLES                                              16,520,377.27
       --------------------------------------------------------- -----------------------
       Deferred and recoverable taxes                                     15,218,283.66
       --------------------------------------------------------- -----------------------
       Other assets                                                        1,302,093.61
       --------------------------------------------------------- -----------------------
       --------------------------------------------------------- -----------------------
       PERMANENT                                                         371,018,584.37
       --------------------------------------------------------- -----------------------
       Investments                                                       110,302,274.26
       --------------------------------------------------------- -----------------------
       Property, plant and equipment                                     260,716,310.11
       --------------------------------------------------------- -----------------------
       --------------------------------------------------------- -----------------------
       TOTAL ASSETS                                                      649,912,678.77
       --------------------------------------------------------- -----------------------


       --------------------------------------------------------- -----------------------
                                                                   ACCOUNTING BALANCE
                             LIABILITIES                            AT DEC. 31, 2001
       --------------------------------------------------------- -----------------------
       --------------------------------------------------------- -----------------------
       CURRENT                                                           265,225,193.57
       --------------------------------------------------------- -----------------------
       Payroll, loads and social benefits, payable                         1,782,532.53
       --------------------------------------------------------- -----------------------
       Suppliers                                                          31,185,610.04
       --------------------------------------------------------- -----------------------
       Indirect Taxes                                                     22,029,243.15
       --------------------------------------------------------- -----------------------
       Tax on income                                                         487,726.05
       --------------------------------------------------------- -----------------------
       Profit sharing                                                    134,664,244.47
       --------------------------------------------------------- -----------------------
       Loans and financing                                                65,953,202.38
       --------------------------------------------------------- -----------------------
       Other obligations                                                   9,122,634.95
       --------------------------------------------------------- -----------------------
       --------------------------------------------------------- -----------------------
       LONG-TERM LIABILITIES                                              39,617,942.18
       --------------------------------------------------------- -----------------------
       Contingency provisions                                              2,363,749.33
       --------------------------------------------------------- -----------------------
       Loans and financing                                                36,705,766.56
       --------------------------------------------------------- -----------------------
       Other obligations                                                     548,426.29
       --------------------------------------------------------- -----------------------
       --------------------------------------------------------- -----------------------
       TOTAL LIABILITIES                                                 304,843,135.75
       --------------------------------------------------------- -----------------------

       --------------------------------------------------------- -----------------------
       CORPORATE EQUITY VALUE                                            345,069,543.02
       --------------------------------------------------------- -----------------------

Sao Paulo, January 30, 2002

TO :
TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
SCS - QUADRA 2
EDIFICIO TELE BRASILIA CELULAR - 6 ANDAR
70302-906 - BRASILIA - DF


C/o: MR. ALEXANDRE BELDI NETTO
         Chairman of the Board


Dear Sirs,



      As you know, DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES ("DTT AUDITORES") was hired exclusively to calculate the ratio for substitution of the shares ("substitution ratio") issued by Telebrasilia Celular S.A. ("TELEBRASILIA CELULAR", or "THE INCORPORATED COMPANY") for shares issued by Tele Centro Oeste Celular Participacoes S.A. ("TCO CELULAR", or "THE INCORPORATING COMPANY"), based on the reports on the valuation of the two companies' net equity at market value, prepared in accordance with equal criteria at base-date December 31, 2001, under the exclusive responsibility of Ernst & Young Auditores Independentes ("ERNST & YOUNG") and founded on the report on Property, Plant and Equipment prepared by SETAPE - SERVICOS TECNICOS DE AVALIACOES DO PATRIMONIO E ENGENHARIA S/C LTDA. Therefore, our responsibility is to present solely the calculation of the substitution ratio.


      Therefore, we hereby present you the valuation of the substitution ratio, issued in 3 (three) copies whose text we kindly request your assistance in disclosing to the shareholders of TCO CELULAR and to those of your controlled company TELEBRASILIA CELULAR.

           THE RATIO FOR SUBSTITUTION OF SHARES ("SUBSTITUTION RATIO")

FORMAT
The ratio for the substitution of COMMON AND PREFERRED SHARES of classes "A" and "B" issued by TELEBRASILIA CELULAR for new preferred, TCO CELULAR shares to be issued and granted to the shareholders of TELEBRASILIA CELULAR at the date of the event approving the Incorporation process, was defined based on the equity values of TCO CELULAR and of TELEBRASILIA CELULAR, calculated according to the same criteria at market price at December 31, 2001 by ERNST & YOUNG AUDITORES INDEPENDENTES and presented in the tables below. It is important to underline that the reports issued by Ernst & Young have not yet been approved, which is only expected to occur at the shareholders meeting to be held after authorization of the Incorporation, given by the Brazilian Telecommunications Agency - ANATEL [Agencia Nacional de Telecomunicacoes], as published in the RELEVANT FACT of January 15, 2002.


      TABLE 1:

      NET EQUITY AT MARKET VALUE - R$ (AT DECEMBER 31, 2001)


      --------------------------------------------------------------------

                   Company                         Net Equity

      --------------------------------------------------------------------
        TCO Celular                            968.439.930,52
      --------------------------------------------------------------------
        Telebrasilia Celular                   336.249.194,87
      --------------------------------------------------------------------


      TABLE 2:

      NUMBER OF CAPITAL-STOCK SHARES AT DECEMBER 31, 2001


      --------------------------------------------------------------------

                   Company                     Total # shares

      --------------------------------------------------------------------
        TCO Celular (a)                   366,463,335,169 (a)
      --------------------------------------------------------------------
        Telebrasilia Celular (b)            2,041,962,173 (b)
      --------------------------------------------------------------------

(a) 126,433,338,109 common shares and 240,029,997,060 preferred shares. Of this total, 747,178,129 common shares and 336,900,000 preferred shares were deposited in Treasury at December 31, 2001, which were included in the valuation of the "substitutions ratio" because the Administration of TCO CELULAR does not intend to cancel them.

(b)   930,506,902   common  shares,  800  preferred  shares  of  Class  "A"  and
      1,111,454,471 preferred shares of Class "B".

      TABLE 3:

      EQUITY VALUE OF SHARES AT MARKET PRICE (VPA-PM) R$ (AT DECEMBER 31, 2001)


----------------------- --------------------- ----------------------------------

        Company                VPA-PM                Substitutions Ratio
--------------------------------------------- ----------------------------------
TCO Celular                 0.002642665              //////////////////////
----------------------- --------------------- ----------------------------------
Telebrasilia Celular        0.164669649                   62.311958619
----------------------- --------------------- ----------------------------------

Therefore, those shareholders in possession of shares issued by TELEBRASILIA CELULAR will have the right to receive the following amount of shares issued by TCO CELULAR for each common- or preferred-share of class "A" or of class "B" held, if this comes to be their choice:


TABLE 4:

THE SUBSTITUTION RATIO

--------------------------------------------------------------------------------
New,   TCO  CELULAR   preferred   shares  to  be  issued  in
substitution  of each  common  share or  preferred  share of        62.311958619
Class  A  or   preferred   share  of  Class  B,   issued  by
TELEBRASILIA CELULAR
--------------------------------------------------------------------------------

Regards,


      DELOITTE TOUCHE TOHMATSU
      Auditores Independentes



PAULO ROBERTO MARQUES GARRUCHO
PARTNER

--------------------------------------------------------------------------------

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: February 4, 2002                By:  /S/ MARIO CESAR PEREIRA DE ARAUJO
                                           -------------------------------------
                                           Name:  Mario Cesar Pereira de Araujo
                                           Title: President